FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the six month period ended June 30, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
                The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Reconciliation of Net Profit and Shareholders’ Equity under U.S. GAAP for the first half of 2003 and 2002 of registrant.

2.	Consolidated Cash Flow Statement for the first half of 2003 and 2002 of registrant.

3.	Condensed Consolidated Information

4.	Consolidated Ratios of Earnings to Fixed Charges

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

This document is complementary to the 6-K filed August 18, 2003 concerning our press release for the six month period ended June 30, 2003.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: September 30, 2003	By:	/s/ Rijkman Groenink
Name: Rijkman Groenink Title: Chairman of the Managing Board

By:	/s/ Tom de Swaan
Name: Tom de Swaan Title: Chief Financial Officer

ITEM 1.

Reconciliation of Net Profit and Shareholders’ Equity under U.S. GAAP (First Half-Year 2003 and 2002)

Accounting principles generally accepted in The Netherlands (“Dutch GAAP”) vary in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The following tables summarize the significant adjustments to ABN AMRO’s consolidated net profit for the first half of 2003 and 2002 and shareholders’ equity as of June 30, 2003 and 2002 that would result from the application of U.S. GAAP instead of Dutch GAAP. For further information, refer to the consolidated financial statements and footnotes thereto included in the Form 20-F for the fiscal year ended December 31, 2002.

Net profit for the first half of 2003 in accordance with U.S. GAAP was EUR 427 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of (i) a EUR 368 million charge attributable to the difference in amortization of deferred gains under U.S. GAAP for mortgage servicing rights, (ii) a decrease in net gains from securities available for sale of EUR 226 million attributable to differences in accounting for realized gains and losses in investment portfolios including the effect attributable to changes in foreign-currency rates of available for sale portfolios denominated in a currency other than the functional currency, (iii) EUR 114 million of losses for mark to market differences from book value on derivatives, (iv) a charge of EUR 46 million for predominantly other intangible asset amortization in accordance with SFAS 142: "Goodwill and Intangible Assets", and (v) amortization of capitalized internally developed software of EUR 51 million, offset in part by (a) the net tax result of the reconciling items and (b) a difference in contingencies of EUR 46 million.

Net profit for the first half of 2002 in accordance with U.S. GAAP was EUR 76 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of (i) a charge of EUR 496 million for goodwill impairment and other intangible asset amortization in accordance with SFAS 142: "Goodwill and Intangible Assets", effective January 1, 2002, of which the transition adjustment was EUR 119 million and, as reported in our 20-F, an APB 18 expense for impairment of participations equal to EUR 311 million, the largest part of which relates to Capitalia, (under Dutch GAAP all goodwill is charged to shareholders' equity at the time of acquisition), (ii) a EUR 98 million charge attributable to the difference in amortization of deferred gains under U.S. GAAP for mortgage servicing rights, and (iii) amortization of capitalized internally developed software of EUR 74 million, offset in part by (a) EUR 127 million of gains for mark to market differences from book value on derivatives; (b) a EUR 101 million release of employee incentive plan expenses not yet vested. To correct the June 30, 2002 reconciliation of the profit and loss for the effect attributable to changes in foreign-currency rates of available for sale portfolios denominated in a currency other than the functional currency, we have adjusted favourably the reconciling item for investment portfolio securities by EUR 696 million leading to a net increase of EUR 456 million. The effect was accounted for in the full year 2002 results as published in our 20-F. Within the reconciliation of shareholders’ equity the EUR 2,583 million decrease of the difference for goodwill and other acquired intangibles is caused by amortization and impairment expense and currency translation differences.

As from 2003, under Dutch GAAP dividends are recognised in shareholders’ equity until shareholders’ approval of profit attribution. The positive impact on shareholders’ equity at 1 January 2003 amounted to EUR 300 million. Consequently, the comparative figures for the first half year of 2002 have been adjusted.

Reconciliation of Net Profit
(in millions of Euros except per share data)	1st half 2003	1st half 2002

Net profit under Dutch GAAP	1,472	931
Goodwill and other acquired intangibles	(46)	(496)
Debt Restructuring	3	-
Investment portfolio securities	(226)	576
Property	42	7
Post-employment benefits	2	3
Employee incentive plans	(1)	101
Contingencies	46	(13)
Derivatives	(114)	127
Mortgage servicing rights	(368)	(98)
Internal use software	(51)	(74)
Taxes	286	(209)

Net profit under U.S. GAAP	1,045	855

Basic net profit per Ordinary Share under
U.S. GAAP	0.64	0.54
Diluted net profit per Ordinary Share under
U.S. GAAP	0.64	0.54

Reconciliation of Shareholders’ Equity	June 30, 2003	June 30, 2002
(in millions of Euros except per share data)

Shareholders’ equity under Dutch GAAP	11,939	11,338
Goodwill and other acquired intangibles	6,307	7,381
Debt restructuring	30	(111)
Investment portfolio securities	4,657	1,244
Property	(149)	(145)
Post-employment benefits	(15)	(20)
Employee incentive plans	122	164
Contingencies	46	41
Derivatives	440	573
Mortgage servicing rights	(906)	(178)
Internal use software	40	139
Taxes	(1,939)	(1,181)
Dividend payable	-	15

Shareholders’ equity under U.S. GAAP	20,572	19,260

Shareholders’ equity per Ordinary Share under U.S. GAAP	12.27	11.81

Comprehensive income under U.S. GAAP
(in millions of Euros)
	1st half 2003	1st half 2002

Net profit under U.S. GAAP	1,045	855
Other comprehensive income, net of tax:
■ Currency translation differences	(332)	(1,783)
■ Net unrealized gains / (losses)	1,257	(392)

Other comprehensive income	925	(2,175)

Comprehensive income under U.S. GAAP	1,970	(1,320)

Comprehensive income under U.S. GAAP consists of Net profit under U.S. GAAP and other comprehensive components: currency translation differences and net unrealized gains/ (losses) on available for sale securities and cash flow hedges. The currency translation difference, amounting to EUR 332 million, is mainly explained by the depreciated USD rate in the first six months of 2003.

ITEM 2.

Consolidated cash flow statement for the first half 2003 under Dutch GAAP
(in millions of Euros)
	1st half 2003	1st half 2002

Group profit	1,586	1,042
Depreciation of property and equipment	459	518
Provision for loan losses	648	973
Movement in provisions	(85)	338
Movement in interest receivable	9	1,767
Movement in interest payable	(294)	(259)
Movement in current tax	(36)	(473)
Other accruals and deferrals	188	(577)
Government paper and securities, trading	(14,785)	(5,000)
Other securities	(1,633)	(2,156)
Banks, other than demand deposits	7,905	(2,267)
Loans	(8,007)	4,552
Professional securities transactions (included in loans)	(36,990)	(9,990)
Total client accounts	17,198	4,327
Professional securities transactions (included in total client accounts)	35,041	16,706
Debt securities, excluding debentures and notes	(3,443)	(412)
Other assets and liabilities	1,647	6,505

Net cash flow from operations / banking activities	(592)	15,594
Purchase of securities for investment portfolios	(100,361)	(70,863)
Sale and redemption of securities from investment portfolios	102,687	54,836

	2,326	(16,027)
Investments in participating interests	(323)	(125)
Sale of investments in participating interests	276	52

	(47)	(73)
Capital expenditure on property and equipment	(791)	(662)
Sale of property and equipment	188	75

	(603)	(587)

Net cash flow from investment activities	1,676	(16,687)

Increase in group equity	44	98
Issue of subordinated debt	431	0
Repayment of subordinated debt	(204)	(498)
Issue of debentures and notes	8,269	11,223
Repayment of debentures and notes	(6,148)	(6,286)
Cash dividends paid	(506)	(548)

Net cash flow from financing activities	1,886	3,989

Net cash flow before exchange rate differences	2,970	2,896
Exchange rate differences in liquid funds	246	(913)

Increase (decrease) in liquid funds	3,216	1,983
Opening balance	7,501	13,653
Closing balance	10,717	15,636

Increase (decrease) in liquid funds	3,216	1,983

The semi-annual figures are unaudited. The consolidated cash flow statement for the first half of 2002 has been amended to properly reflect the consistent classification of provisions and other assets and liabilities.

ITEM 3.

Condensed Consolidated Information

The following consolidating information presents condensed balance sheets as at June 30, 2003 and December 31, 2002 and condensed statements of income and cash flows for the six months ended June 30, 2003 and 2002 of ABN AMRO Holding N.V. (Holding), ABN AMRO Bank N.V. (Bank) and its subsidiaries. These statements are prepared in accordance with Dutch GAAP. The significant differences between Dutch GAAP and U.S. GAAP as they affect Holding, Bank and its subsidiaries are set out below.

Supplemental Condensed Balance Sheet

The condensed balance sheets as at June 30, 2003 and December 31, 2002 are presented in the following tables:

				Eliminate and reclassify
As at June 30, 2003					ABN AMRO consolidated
Assets	Holding	Bank	Subsidiaries

Cash		15,013	2,413		17,426
Short-dated government paper		2,702	2,594		5,296
Banks	707	81,914	59,353	(82,547)	59,427
Loans		204,003	171,004	(35,871)	339,136
Interest-bearing securities	20	118,164	29,714	(4,927)	142,971
Shares		3,068	12,623		15,691
Participating interests	11,251	16,705	1,278	(26,998)	2,236
Property and equipment		2,463	4,774		7,237
Other assets	4	10,578	6,586	(4)	17,164
Prepayments and accrued interest	3	4,231	3,398	(3)	7,629

Total assets	11,985	458,841	293,737	(150,350)	614,213

Liabilities
Banks		135,753	72,715	(85,788)	122,680
Client accounts	15	236,087	123,150	(32,634)	326,618
Debt securities		28,951	43,848	(4,927)	67,872
Other liabilities	31	26,469	19,811	(3)	46,308
Accruals and deferred income		5,552	3,916		9,468
Provisions		1,707	8,481		10,188
Fund for general banking risk		1,197			1,197
Subordinated debt		11,874	2,099		13,973
Minority interests			3,970		3,970
Shareholders' equity	11,939	11,251	15,747	(26,998)	11,939

Total liabilities and shareholders’ equity	11,985	458,841	293,737	(150,350)	614,213

Reconciliations to U.S. GAAP
Shareholders' equity as reported in
the Condensed Balance Sheet	11,939	11,251	15,747	(26,998)	11,939

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		923	5,384		6,307
Debt restructuring		30			30
Investment portfolio securities		3,857	800		4,657
Property		(94)	(55)		(149)
Post-employment benefits		(15)			(15)
Employee incentive plans		122			122
Contingencies			46		46
Derivatives		(182)	622		440
Mortgage servicing rights			(906)		(906)
Internal use software		33	7		40
Taxes		(1,408)	(531)		(1,939)
Reconciling items subsidiaries (net)	8,633	5,367		(14,000)

Shareholders' equity under U.S. GAAP	20,572	19,884	21,114	(40,998)	20,572

As at December 31, 2002 Assets	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Cash		6,899	2,556		9,455
Short-dated government paper		2,055	1,846		3,901
Banks	458	73,921	60,293	(92,748)	41,924
Loans		173,243	171,730	(34,070)	310,903
Interest-bearing securities	15	114,830	31,338	(4,689)	141,494
Shares		3,856	11,880		15,736
Participating interests	10,026	16,603	1,376	(25,839)	2,166
Property and equipment		2,560	4,422		6,982
Other assets	639	8,553	6,595	(639)	15,148
Prepayments and accrued interest	1	4,927	3,382	(1)	8,309

Total assets	11,139	407,447	295,418	(157,986)	556,018

Liabilities
Banks		102,647	90,110	(96,873)	95,884
Client accounts	15	210,880	109,151	(30,585)	289,461
Debt securities		35,123	40,775	(4,689)	71,209
Other liabilities	43	27,299	17,701	639	45,682
Accruals and deferred income		5,573	4,547		10,120
Provisions		2,013	11,225		13,238
Fund for general banking risk		1,255			1,255
Subordinated debt		11,992	2,286		14,278
Minority interests			3,810		3,810
Shareholders' equity	11,081	10,665	15,813	(26,478)	11,081

Total liabilities and shareholders’ equity	11,139	407,447	295,418	(157,986)	556,018

Reconciliations to U.S. GAAP
Shareholders’ equity as reported in the Condensed	11,081	10,665	15,813	(26,478)	11,081
Balance Sheet

U.S. GAAP Adjustments:

Goodwill and Acquired Intangible Assets		1,418	4,981		6,399
Debt restructuring		(49)			(49)
Investment portfolio securities		2,607	342		2,949
Property		(90)	(57)		(147)
Post-employment benefits		(17)			(17)
Employee incentive plans		133			133
Derivatives		592	94		686
Mortgage servicing rights			(601)		(601)
Internal use software		67	24		91
Taxes		(1,234)	(324)		(1,558)
Dividends	46				46
Reconciling items subsidiaries (net)	7,886	4,459		(12,345)

Shareholders' equity under U.S. GAAP	19,013	18,551	20,272	(38,823)	19,013

Supplemental Condensed Statement of Income
The condensed statements of income for the six months ended June 30, 2003 and June 30, 2002 are presented in the following tables:

Six months ended June 30, 2003	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	3	1,993	2,653	0	4,649
Results from consolidated subsidiaries	1,471	1,054	0	(2,525)	0
Net commissions	0	779	1,298	0	2,077
Results from financial transactions	0	773	166	0	939
Other revenue	0	170	1,270	0	1,440

Total revenue	1,474	4,769	5,387	(2,525)	9,105
Operating expenses	1	2,819	3,237	0	6,057
Provision for loan losses	0	347	301	0	648
Value adjustments to financial fixed assets	0	8	2	0	10

Operating profit before taxes	1,473	1,595	1,847	(2,525)	2,390
Taxes	1	124	679	0	804
Extraordinary results (net)	0	0	0	0	0
Minority interests	0	0	114	0	114

Net profit	1,472	1,471	1,054	(2,525)	1,472

Reconciliations to U.S. GAAP
Net Profit under Dutch GAAP	1,472	1,471	1,054	(2,525)	1,472

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		(6)	(40)		(46)
Debt restructuring		3			3
Investment portfolio securities		(165)	(61)		(226)
Property		40	2		42
Post-employment benefits		2			2
Employee incentive plans		(1)			(1)
Contingencies			46		46
Derivatives		(764)	650		(114)
Mortgage servicing rights			(368)		(368)
Internal use software		(35)	(16)		(51)
Taxes		317	(31)		286
Reconciling items subsidiaries (net)	(427)	182		245

Net profit under U.S. GAAP	1,045	1,044	1,236	(2,280)	1,045

Six months ended June 30, 2002	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	5	2,061	3,094	0	5,160
Results from consolidated subsidiaries	929	1,050	0	(1,979)	0
Net commissions	0	785	1,641	0	2,426
Results from financial transactions	0	590	115	0	705
Other revenue	0	104	1,073	0	1,177

Total revenue	934	4,590	5,923	(1,979)	9,468
Operating expenses	2	2,921	3,803	0	6,726
Provision for loan losses	0	560	413	0	973
Value adjustments to financial fixed assets	0	20	3	0	23

Operating profit before taxes	932	1,089	1,704	(1,979)	1,746
Taxes	1	(37)	535	0	499
Extraordinary results (net)	0	(197)	(8)	0	(205)
Minority interests	0	0	111	0	111

Net profit	931	929	1,050	(1,979)	931

Reconciliations to U.S. GAAP
Net Profit under Dutch GAAP	931	929	1,050	(1,979)	931

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		(289)	(207)		(496)
Investment portfolio securities		575	1		576
Property		6	1		7
Post-employment benefits		3			3
Employee incentive plans		101			101
Contingencies		(13)			(13)
Derivatives		261	(134)		127
Mortgage servicing rights			(98)		(98)
Internal use software		(58)	(16)		(74)
Taxes		(321)	112		(209)
Reconciling items subsidiaries (net)	(76)	(341)		417

Net Profit under U.S. GAAP	855	853	709	(1,562)	855

Supplemental Statement of Cash Flow
The condensed statements of cash flow for the six months ended June 30, 2003 and June 30, 2002 are presented in the following tables:

Six months ended June 30, 2003	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	360	5,509	(5,966)	(495)	(592)
Net outflow of investment / sale of securities investment portfolios		2,839	(513)		2,326
Net outflow of investment / sale of participating interests		(391)	(38)	382	(47)
Net outflow of expenditure / sale of property & equipment		(160)	(443)		(603)

Net cash flow from investment activities		2,288	(994)	382	1,676

Increase in group equity	44		382	(382)	44
Net increase (decrease) of subordinated debt		227			227
Net increase (decrease) of debentures and notes		(784)	2,905		2,121
Cash dividends paid	(404)	(319)	(278)	495	(506)

Net cash flow from financing activities	(360)	(876)	3,009	113	1,886

Cash flow	0	6,921	(3,951)	0	2,970

Six months ended June 30, 2002	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	548	9,438	6,489	(881)	15,594
Net outflow of investment / sale of securities		(10,096)	(5,931)		(16,027)
investment portfolios
Net outflow of investment / sale of participating		(122)	(339)	388	(73)
interests
Net outflow of expenditure / sale of property &		(145)	(442)		(587)
equipment
Net cash flow from investment activities		(10,363)	(6,712)	388	(16,687)

Increase in group equity	98		105	(105)	98
Net increase (decrease) of subordinated debt	(300)		(198)		(498)
Net increase (decrease) of debentures and notes		4,317	620		4,937
Cash dividends paid	(356)	(358)	(432)	598	(548)

Net cash flow from financing activities	(558)	3,959	95	493	3,989

Cash flow	(10)	3,034	(128)	0	2,896

LaSalle Funding LLC

LaSalle Funding LLC may from time to time offer up to $2,500,000,000 aggregate principal amount of debt securities on terms determined at the time of sale, pursuant to a shelf registration statement on Form F-3 filed with the SEC. The notes will be unconditionally guaranteed by Holding and by Bank. In accordance with Regulation S-X of the SEC, Rule 3-10, LaSalle Funding LLC does not publish separate financial statements required for a registrant, as La Salle Funding LLC is an indirectly wholly-owned finance subsidiary of ABN AMRO Holding N.V., who fully and unconditionally guarantees such notes.

ITEM 4.

Consolidated Ratios of Earnings to Fixed Charges

     The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated based on the figures resulting from the reconciliation to U.S. GAAP.

	(Unaudited)
	Six Months Ended
	June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998

Excluding Interest on Deposits[1]	2.05	1.72	1.89	1.45	1.85	1.91	2.04
Including Interest on Deposits[1]	1.24	1.17	1.21	1.08	1.15	1.17	1.17

     1 Deposits include Banks and Total customer accounts.